 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated March 21, 2018, announcing the Company's financial results for the fourth quarter and full year ended December 31, 2017.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 23, 2018

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Wednesday 21 March – 8 a.m. CET _________________________________

EURONAV ANNOUNCES FINAL YEAR RESULTS 2017

HIGHLIGHTS

•	Challenging freight market driven by ship oversupply & OPEC restrictions
•	Medium term drivers for tanker market remain positive
•	Established returns to shareholder policy with minimum USD 0.12 per annum
•	Balance sheet strength retained with substantial liquidity to navigate the cycle
•	Proposed merger with Gener8 Maritime creates leading independent crude tanker company with 75 tankers - scheduled to close Q2 2018

ANTWERP, Belgium, 21 March 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its final financial results for the full year to 31 December 2017.

Paddy Rodgers, CEO of Euronav said: "From an operational perspective, 2017 was a challenging year for Euronav. The concentrated delivery schedule of new tonnage coupled with restricted crude supply from extended OPEC production cuts maintained freight rates at low levels throughout the year. Despite these headwinds, demand for oil continued to remain robust and above long-term trend boosted by rising global economic growth and a supportive oil price structure.
Elsewhere, we were active with the confirmation of a five-year FSO contract extension and additional two seven-year time charters (four in total), providing Euronav with additional fixed income profile; a strength reflected in an upgraded return to shareholders policy to a minimum fixed annual dividend of USD 0.12 per share. Our balance sheet was further enhanced with a USD 150 million unsecured bond offering during May and augmented further with sales of older tonnage in the fourth quarter.
However, the key challenge for the tanker market remains the concentration of deliveries of newbuildings in both the VLCC and Suezmax sectors. If the illness is low freight rates then the cure is low freight rates as that should drive more ships to be removed from the active global fleet. Euronav notes an encouraging recent rise in recycling activity but it needs to be sustained before an inflection point in the cycle can be reached.
A dynamic year for Euronav culminated in the proposed merger with Gener8 Maritime. The merger will create the leading independent large crude tanker operator with 75 crude tankers representing over 18 million dwt and balance sheet assets of over USD 4 billion. The combined entity retains Euronav's capital discipline with leverage of less than 50% and a liquidity position estimated at more than USD 750 million.
Medium- and longer-term prospects for the tanker market remain constructive, underpinned by a solid recurring demand for crude, structural change in financing likely to constrain future vessel supply growth and a likely acceleration in the retirement of older ships from 2017 onward encouraged by environmental legislation on ballast water treatment and particularly from sulfur emissions in 2020.

PRESS RELEASE Regulated information Wednesday 21 March – 8 a.m. CET _________________________________

The most important key figures are:

(in thousands of USD)	Fourth Quarter 2017	Fourth Quarter 2016	Full Year 2017	Full Year 2016

Revenue	117,978	146,280	513,368	684,265
Other operating income	1,020	1,463	4,902	6,996

Voyage expenses and commissions	(14,257)	(16,480)	(62,035)	(59,560)
Vessel operating expenses	(33,952)	(37,361)	(150,427)	(160,199)
Charter hire expenses	(7,844)	(2,920)	(31,173)	(17,713)
General and administrative expenses	(13,736)	(11,418)	(46,868)	(44,051)
Net gain (loss) on disposal of tangible assets	36,518	36,576	15,511	50,395
Net gain (loss) on disposal of investments in equity accounted investees	−	−	−	(24,150)
Depreciation	(56,427)	(59,180)	(229,872)	(227,763)

Net finance expenses	(12,059)	(16,086)	(43,463)	(44,840)
Share of profit (loss) of equity accounted investees	2,053	8,938	30,082	40,495
Result before taxation	19,294	49,812	25	203,875

Tax benefit (expense)	61	475	1,358	174
Profit (loss) for the period	19,355	50,287	1,383	204,049

Attributable to: Owners of the company	19,355	50,287	1,383	204,049

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2017	Fourth Quarter 2016	Full Year 2017	Full Year 2016

Tankers	17,499	41,920	(28,485)	169,614
FSO	1,856	8,367	29,868	34,435
Result after taxation	19,355	50,287	1,383	204,049

Information per share:

(in USD per share)	Fourth Quarter 2017	Fourth Quarter 2016	Full Year 2017	Full Year 2016

Weighted average number of shares (basic) *	158,166,534	158,166,534	158,166,534	158,262,268
Result after taxation	0.12	0.32	0.01	1.29

* The number of shares issued on 31 December 2017 is 159,208,949.
The duration of the current challenging freight rate environment will be entirely dependent on the number of additional removals of older ships that are not needed by the market and the number of newbuildings added to the current order book. Until this inflection point is reached, Euronav retains substantial balance sheet capacity and fixed income visibility to navigate through such a period of lower freight rates and/or to take advantage of expansion opportunities."

PRESS RELEASE Regulated information Wednesday 21 March – 8 a.m. CET _________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2017	Fourth Quarter 2016	Full Year 2017	Full Year 2016

Profit (loss) for the period	19,355	50,287	1,383	204,049
+ Depreciation	56,427	59,180	229,872	227,763
+ Net finance expenses	12,059	16,086	43,463	44,840
+ Tax expense (benefit)	(61)	(475)	(1,358)	(174)
EBITDA	87,780	125,078	273,360	476,478

+ Depreciation equity accounted investees	4,555	4,776	18,071	23,774
+ Net finance expenses equity accounted investees	(14)	521	829	3,212
+ Tax expense (benefit) equity accounted investees	3,365	99	1,488	215

Proportionate EBITDA	95,686	130,474	293,748	503,679

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2017	Fourth Quarter 2016	Full Year 2017	Full Year 2016

Weighted average number of shares (basic)	158,166,534	158,166,534	158,166,534	158,262,268
Proportionate EBITDA	0.60	0.82	1.86	3.18

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards).

Procedures of the independent auditor:

The statutory auditor, KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises, represented by Götwin Jackers, has confirmed that the audit procedures, which have been substantially completed, have not revealed any material misstatement in the accounting information included in the Company's annual announcement.

PRESS RELEASE Regulated information Wednesday 21 March – 8 a.m. CET _________________________________

PROPOSED MERGER BETWEEN EURONAV AND GENER8 MARITIME

On 21 December 2017 the boards of Euronav and Gener8 Maritime announced agreement on a stock-for-stock merger for the entire issued and outstanding share capital of Gener8 pursuant to which Gener8 would become a wholly-owned subsidiary of Euronav (the "Combined Entity"). The merger will create the leading independent large crude tanker operator with 75 crude tankers, of which 44 VLCCs and 28 Suezmax crude tankers representing over 18 million dwt in the aggregate.

The Combined Entity balance sheet assets of over USD 4 billion will have marked-to-market leverage of less than 50% and a liquidity position estimated at more than USD 750 million, including cash on hand and undrawn amounts available under existing credit facilities.

Work on the transaction is proceeding as planned with an anticipated closing in the second quarter of 2018. Full details on the proposed transaction can be found on our website: www.euronav.com.

2017 Dividend

A full year gross dividend of USD 0.12 per share has been recommended by management and proposed by the Board of Directors for approval at the AGM on 9 May 2018. Taking into account the interim dividend paid as of 5 October 2017, and subject to shareholders' approval, a final dividend of USD 0.06 per share will be paid after the Annual General Meeting of Shareholders.

In August 2017 we announced an upgraded new return to shareholders policy. Going forward Euronav intends to (1) pay a fixed minimum dividend of USD 0.12 per share every year (equivalent of USD 0.06 for each half year) and; (2) if the results per share are positive and exceed the amount of the fixed dividend, that additional income, as adjusted for exceptional gains (excluded) and losses (included), will be allocated to additional dividends, debt repayment or buying back shares or, of course, accretive vessel or fleet acquisitions, as the Board at that time deems most valuable for the shareholders in the long term.

PRESS RELEASE Regulated information Wednesday 21 March – 8 a.m. CET _________________________________

Highlights 2017

January

On January 12 and 20, 2017 Euronav took delivery of two VLCCs (acquired as resales of contract), the Ardeche (2017 – 298,642 dwt) and the Aquitaine (2017 – 298,767 dwt), from Hyundai Heavy Industries - Samho yard, South Korea.

April

On April 20, 2017 Euronav signed an additional two long-term time charter contracts of seven years each with Valero Energy, Inc. for Suezmax vessels with specialized Ice Class 1C capability starting in late 2018. This brings to four the number of long-term (seven years) Suezmax time charter contracts the Company has within its portfolio. In order to fulfil these contracts, Euronav ordered an additional two high specification Ice Class Suezmax vessels from Hyundai Heavy Industries shipyard in South Korea.

On April 25, 2017, Euronav signed a 12-year USD 110 million Export Credit Agency (ECA) financing with commercial banks and Ksure for the financing of the two VLCC newbuildings the Aquitaine (2017 – 298,767 dwt) and the Ardeche (2017 – 298,642 dwt) the Company took delivery of in January.

May

On May 11, 2017 the General Meeting of Shareholders approved the annual accounts for the year ended December 31, 2016, as well as a gross dividend of USD 0.22 per share.

On May 14, 2017 Euronav and its joint venture partner, International Seaways, signed a contract for five years for the FSO Africa (2002 – 442,000 dwt) and FSO Asia (2002 – 442,000 dwt) in direct continuation of the current contractual service. The contract was signed with North Oil Company, the new operator of the Al Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited.

On May 16, 2017  Euronav Luxembourg SA, a wholly owned subsidiary of the Euronav group, announced the successful launch of a USD 150 million unsecured bond with a coupon of 7.50% and maturity in May 2022. This was Euronav's first entry into the debt capital markets.

June

On June 1, 2017 Euronav announced the sale of the VLCC TI Topaz (2002 – 319,430 dwt) for USD 21 million recording a loss of USD 21 million. The TI Topaz joined the Euronav fleet in the first quarter of 2005 and contributed positively over the years to the results of Euronav, especially during strong freight rate years such as 2005, 2006, 2008, 2010, 2015 and 2016.

PRESS RELEASE Regulated information Wednesday 21 March – 8 a.m. CET _________________________________

In June, 2017 the Company started a treasury note program (Commercial Paper) and placed approximately EUR 50 million in the market for various short-term maturities at a pricing of 60 bps over Euribor. This was not additional debt but rather an opportunity to decrease the cost of borrowing by systematically using the proceeds to repay part of the Company's revolving loan facilities.

August

On August 23, 2017, Euronav received a transparency notification, dated August 22, 2017, pursuant to which M&G Investment Management Limited, following the acquisition of voting securities or voting rights on August 21, 2017 held 5.04% of the voting rights in the Company and thus crossed the 5% threshold.

September

On September 8, 2017 the Global Maritime Forum of which Euronav is a founding partner was launched. The Global Maritime Forum is a global platform for high-level leaders from the entire maritime spectrum and aims to effect positive long-term change for the industry and for society.

October

Euronav paid an interim dividend of USD 0.06 per share for the first half of 2017. This was the first payment under the new dividend policy as announced on August 10, 2017. The dividend was payable as from October 5, 2017.

On October 23, 2017 the USD 150 million senior unsecured bonds issued by Euronav Luxembourg SA and guaranteed by Euronav NV were admitted to listing on the Oslo Stock Exchange.

November

On November 8, 2017 the Company received a transparency notification from Châteauban SA, a holding company part of the CLdN-Cobelfret group whose main activities are in bulk shipments, ro-ro shipments and port companies. Following the acquisition of voting securities or voting rights on November 7, 2017, Châteauban SA held 5.15% of the voting rights in the Company and thus crossed the 5% threshold.

On November 10, 2017 Euronav sold the VLCC Flandre (2004 – 305,688 dwt) for USD 45 million to a global supplier and operator of offshore floating platforms.  A gain of USD 20 million on the sale was recorded. The vessel was delivered in December 2017 for conversion into an FPSO by her new owner and would therefore leave the worldwide VLCC trading fleet.

PRESS RELEASE Regulated information Wednesday 21 March – 8 a.m. CET _________________________________

On November 16, 2017 the Suezmax Cap Georges (1998 – 146,652 dwt) was sold to its new owners. The vessel was sold for USD 9 million and was delivered on November 29, 2017. The Company recorded a gain of USD 9 million. The sale of the Cap Georges came in anticipation of the delivery of the first of four Suezmax vessels early in 2018 currently under construction at the Hyundai yard in South Korea (HHI). Those vessels are part of a seven-year contract for four vessels with a leading global refinery player.

On November 17, 2017 Euronav sold the VLCC Artois (2001 – 298,330 dwt) for USD 22 million. The Artois was the oldest vessel in the Company's VLCC fleet. The Company recorded a gain of USD 8 million on the sale. The vessel was delivered to its new owners in early December.

December

On December 21, 2017 Euronav and Gener8 Maritime, Inc. (NYSE: GNRT) ("Gener8")announced that they reached an agreement on a stock-for-stock merger for the entire issued and outstanding share capital of Gener8 pursuant to which Gener8 would become a wholly-owned subsidiary of Euronav.

Events occurred after the end of the financial year ending 31 December 2017

On January 23, 2018 Euronav was included in the Bloomberg Gender-Equality Index ("GEI"). The reference index measures gender equality across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings. Euronav is the first Belgian HQ Company and only transportation or shipping company in the index.

On February 1, 2018 the Company received a transparency notification from Châteauban SA, a holding company part of the CLdN-Cobelfret group whose main activities are in bulk shipments, ro-ro shipments and port companies. Following the acquisition of voting securities or voting rights on January 31, 2018, Châteauban SA held 10% of the voting rights in the Company.

PRESS RELEASE Regulated information Wednesday 21 March – 8 a.m. CET _________________________________

Financial calendar 2018

Tuesday 3 April 2018 (or before)
Annual report 2017 available on website

Wednesday 25 April 2018
Announcement of first quarter results 2018

Wednesday 9 May 2018
Annual General Meeting of Shareholders 2018

Thursday 9 August 2018
Announcement of final half year results 2018

Thursday 16 August 2018
Half year report 2018 available on website

Tuesday 30 October 2018
Announcement of third quarter results 2018

Thursday 24 January 2019
Announcement of fourth quarter results 2018

The Board of Directors, represented by Carl Steen, its Chairman, and the Executive Committee, represented by Paddy Rodgers, Chief Executive Officer, and Hugo De Stoop, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge the consolidated financial statements as of and for the year ended 31 December 2017 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of Euronav NV.

On behalf of the Board of Directors:

Paddy Rodgers	Carl Steen
Chief Executive Officer	Chairman of the Board of Directors

PRESS RELEASE Regulated information Wednesday 21 March – 8 a.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Wednesday 21 March – 8 a.m. CET _________________________________

*
*  *

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Annual report 2017 available on website: Tuesday, 3 April 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus vessel, 28 VLCCs, 18 Suezmaxes, four Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Consolidated statement of financial position
(in thousands of USD)

	December 31, 2017	December 31, 2016
ASSETS

Non-current assets
Vessels	2,271,500	2,383,163
Assets under construction	63,668	86,136
Other tangible assets	1,663	777
Intangible assets	72	156
Receivables	160,352	183,914
Investments in equity accounted investees	30,595	18,413
Deferred tax assets	2,487	964

Total non-current assets	2,530,337	2,673,523

Current assets
Trade and other receivables	136,797	166,342
Current tax assets	191	357
Cash and cash equivalents	143,648	206,689

Total current assets	280,636	373,388

TOTAL ASSETS	2,810,973	3,046,911

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	568	120
Treasury shares	(16,102)	(16,102)
Retained earnings	473,622	515,665

Equity attributable to owners of the Company	1,846,361	1,887,956

Non-current liabilities
Bank loans	653,730	966,443
Other notes	147,619	−
Other payables	539	533
Employee benefits	3,984	2,846
Provisions	−	38

Total non-current liabilities	805,872	969,860

Current liabilities
Trade and other payables	61,355	69,859
Current tax liabilities	11	−
Bank loans	47,361	119,119
Other borrowings	50,010	−
Provisions	3	117

Total current liabilities	158,740	189,095

TOTAL EQUITY and LIABILITIES	2,810,973	3,046,911

Consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2017	2016
	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016
Shipping income
Revenue	513,368	684,265
Gains on disposal of vessels/other tangible assets	36,538	50,397
Other operating income	4,902	6,996
Total shipping income	554,808	741,658

Operating expenses
Voyage expenses and commissions	(62,035)	(59,560)
Vessel operating expenses	(150,427)	(160,199)
Charter hire expenses	(31,173)	(17,713)
Loss on disposal of vessels/other tangible assets	(21,027)	(2)
Loss on disposal of investments in equity accounted investees	−	(24,150)
Depreciation tangible assets	(229,777)	(227,664)
Depreciation intangible assets	(95)	(99)
General and administrative expenses	(46,868)	(44,051)
Total operating expenses	(541,402)	(533,438)

RESULT FROM OPERATING ACTIVITIES	13,406	208,220

Finance income	7,266	6,855
Finance expenses	(50,729)	(51,695)
Net finance expenses	(43,463)	(44,840)

Share of profit(loss) of equity accounted investees (net of income tax)	30,082	40,495

PROFIT (LOSS) BEFORE INCOME TAX	25	203,875

Income tax benefit (expense)	1,358	174

PROFIT (LOSS) FOR THE PERIOD	1,383	204,049

Attributable to:
Owners of the company	1,383	204,049

Basic earnings per share	0.01	1.29
Diluted earnings per share	0.01	1.29

Weighted average number of shares (basic)	158,166,534	158,262,268
Weighted average number of shares (diluted)	158,297,057	158,429,057

Consolidated statement of comprehensive income
(in thousands of USD)

	2017	2016
	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016

Profit/(loss) for the period	1,383	204,049

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	64	(646)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	448	170
Equity-accounted investees - share of other comprehensive income	483	1,224

Other comprehensive income, net of tax	995	748

Total comprehensive income for the period	2,378	204,797

Attributable to:
Owners of the company	2,378	204,797

Consolidated statement of changes in equity
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	(12,283)	529,809	1,905,749	1,905,749

Profit (loss) for the period	−	−	−	−	204,049	204,049	204,049
Total other comprehensive income	−	−	170	−	578	748	748
Total comprehensive income	−	−	170	−	204,627	204,797	204,797

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	(216,838)	(216,838)	(216,838)
Treasury shares acquired	−	−	−	(6,889)	−	(6,889)	(6,889)
Treasury shares sold	−	−	−	3,070	(2,339)	731	731
Equity-settled share-based payment	−	−	−	−	406	406	406
Total transactions with owners	−	−	−	(3,819)	(218,771)	(222,590)	(222,590)

Balance at December 31, 2016	173,046	1,215,227	120	(16,102)	515,665	1,887,956	1,887,956

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	(16,102)	515,665	1,887,956	1,887,956

Profit (loss) for the period	−	−	−	−	1,383	1,383	1,383
Total other comprehensive income	−	−	448	−	547	995	995
Total comprehensive income	−	−	448	−	1,930	2,378	2,378

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	(44,286)	(44,286)	(44,286)
Equity-settled share-based payment	−	−	−	−	313	313	313
Total transactions with owners	−	−	−	−	(43,973)	(43,973)	(43,973)

Balance at December 31, 2017	173,046	1,215,227	568	(16,102)	473,622	1,846,361	1,846,361

Consolidated statement of cash flows
(in thousands of USD)

	2017	2016
	Jan. 1 - Dec 31, 2017	Jan. 1 - Dec 31, 2016
Cash flows from operating activities
Profit (loss) for the period	1,383	204,049

Adjustments for:	225,527	205,457
Depreciation of tangible assets	229,777	227,664
Depreciation of intangible assets	95	99
Loss (gain) on disposal of investments in equity accounted investees	−	24,150
Provisions	(160)	(603)
Tax (benefits)/expenses	(1,358)	(174)
Share of profit of equity-accounted investees, net of tax	(30,082)	(40,495)
Net finance expense	43,463	44,839
(Gain)/loss on disposal of assets	(15,511)	(50,395)
Equity-settled share-based payment transactions	313	406
Amortization of deferred capital gain	(1,010)	(34)

Changes in working capital requirements	22,083	38,487
Change in cash guarantees	(52)	107
Change in trade receivables	5,938	(755)
Change in accrued income	(1,499)	21,049
Change in deferred charges	(3,648)	239
Change in other receivables	28,773	35,905
Change in trade payables	1,165	(6,817)
Change in accrued payroll	1,014	(138)
Change in accrued expenses	(6,727)	(7,547)
Change in deferred income	(3,726)	(3,591)
Change in other payables	18	(226)
Change in provisions for employee benefits	827	261

Income taxes paid during the period	11	(100)
Interest paid	(39,595)	(33,378)
Interest received	636	209
Dividends received from equity-accounted investees	1,250	23,478

Net cash from (used in) operating activities	211,295	438,202

Acquisition of vessels	(176,687)	(342,502)
Proceeds from the sale of vessels	96,880	223,016
Acquisition of other tangible assets	(1,203)	(178)
Acquisition of intangible assets	(11)	(18)
Proceeds from the sale of other (in)tangible assets	29	38
Loans from (to) related parties	40,750	22,047
Proceeds from capital decreases in joint ventures	−	3,737
Acquisition of subsidiaries, net of cash acquired	−	(6,755)

Net cash from (used in) investing activities	(40,242)	(100,615)

(Purchase of) Proceeds from sale of treasury shares	−	(6,157)
Proceeds from new borrowings	526,024	740,286
Repayment of borrowings	(710,993)	(774,015)
Transaction costs related to issue of loans and borrowings	(5,874)	(4,436)
Dividends paid	(44,133)	(216,838)

Net cash from (used in) financing activities	(234,976)	(261,160)

Net increase (decrease) in cash and cash equivalents	(63,923)	76,427

Net cash and cash equivalents at the beginning of the period	206,689	131,663
Effect of changes in exchange rates	882	(1,401)

Net cash and cash equivalents at the end of the period	143,648	206,689